E4-08

CSCL/CD-700 (Rev. 07/19)

**MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS**
**CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU**

Date Received NOV 26 2019

(FOR BUREAU USE ONLY)

AC1

Art. III - Ryan
ADJUSTED PURSUANT TO TELEPHONE AUTHORIZATION

This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

TranInfo:1 23909338-1 11/21/19
Chk#: 2005 Amt: $50.00
ID: WERNETTE HEILMAN PLLC

TranInfo:47 23909338-2 11/21/19
Chk#: 2005 Amt: $50.00
ID: WERNETTE HEILMAN PLLC

| Name | | |
|---|---|---|
| Harry Cendrowski | | |
| Address | | |
| 4111 Andover | | |
| City | State | ZIP Code |
| Bloomfield Hills | MI | 48302 |

EFFECTIVE DATE:

FILED

NOV 26 2019

ADMINISTRATOR
CORPORATIONS DIVISION

**Document will be returned to the name and address you enter above.**
**If left blank, document will be returned to the registered office.**

# ARTICLES OF ORGANIZATION
## For use by Domestic Limited Liability Companies
(Please read information and instructions on reverse side)

*Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:*

**ARTICLE I**

The name of the limited liability company is: MILLENNIAL FERTILITY CO. LLC

**ARTICLE II**

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.

To engage in any activity within the purposes for which corporations may be formed under the Limited Liability Company Act of Michigan, as may be amended from time to time.

**ARTICLE III**

The duration of the limited liability company if other than perpetual is: ______________________

**ARTICLE IV**

1. The name of the resident agent at the registered office is: Harry Cendrowski

2. The street address of the location of the registered office is:

4111 Andover (Street Address) Bloomfield Hills (City), Michigan 48302 (Zip Code)

3. The mailing address of the registered office if different than above:

N/A (P.O. Box or Street Address) (City), Michigan (Zip Code)

**ARTICLE V** (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 19th day of November, 2019

By ______________________ (Signature(s) of Organizer(s))

Harry Cendrowski
(Type or Print Name(s) of Organizer(s))

NC